EXHIBIT (a)(5)(v)

FOR IMMEDIATE RELEASE

ICAHN ANNOUNCES INCREASE IN TENDER OFFER PRICE FOR

COMMON SHARES OF LIONS GATE ENTERTAINMENT CORP.

New York, New York, August 31, 2010

Contact: Susan Gordon (212) 702-4309

Carl C. Icahn announced today that the purchase price in connection with the existing offer by his affiliated entities to purchase up to all of the outstanding common shares of Lions Gate Entertainment Corp. is being increased to $7.50 per share in cash.

The revised offer is conditioned on there having been validly tendered and not withdrawn that number of common shares which, together with the 44,642,069 common shares owned by the Icahn Group, constitutes at least 50.1% of the common shares outstanding at the expiry time under the offer. The revised offer is also conditioned on the transaction in which 16,236,306 common shares were issued on July 20, 2010 by Lions Gate to a fund controlled by Mark Rachesky, a director and significant shareholder of Lions Gate, having been either:

(i)	rescinded prior to the expiry time, so that such shares are no longer outstanding; or

(ii)	reformed to convert such shares into a new class of non-voting common shares (in which case such non-voting shares would not be eligible to be tendered into the offer).

The Icahn Group believes that Canada’s corporate governance regime is excellent and intends to vigorously pursue its claims regarding the Rachesky transaction, which are scheduled to be heard by the Supreme Court of British Columbia commencing on October 12, 2010. If the Icahn Group is successful in obtaining the remedies it is seeking from that Court the above condition relating to the Rachesky transaction will be satisfied.

Among other customary conditions, the offer continues to be conditioned on Lions Gate not entering into any material transaction outside of the ordinary course of business (including any acquisition of assets over $100 million), Lions Gate not issuing any securities other than upon the exercise of currently outstanding options, and all rights issued or issuable under the poison pill adopted by Lions Gate’s board of directors on July 1, 2010 being cease-traded or otherwise eliminated. The offer is not subject to financing and will expire at 8:00 p.m., New York City time, on October 22, 2010, unless extended or withdrawn.

Lions Gate’s latest actions (including the recent implementation of a second poison pill after the first poison pill was struck down by Canadian securities regulators and the issuance of Lions Gate common shares to a fund controlled by director and significant shareholder Mark Rachesky) have increased the Icahn Group’s concern that the directors are no longer acting as fiduciaries. We believe it is reprehensible that this board recently authorized the issuance of a significant block of stock to one of its own members at $6.20 per share – a bargain price in light of the fact that the board recently advised shareholders that the shares were worth $8.85 per share. It is important to note that the board did not make any attempt to determine whether Lions Gate could have sold stock to a third party for more than the $6.20 per share price at which the company issued shares to Mark Rachesky. Given its recent decision to issue shares to an insider at $6.20 per share without conducting a market check, we would normally expect that the board must recommend that shareholders accept our offer of $7.50 per share, but with this board anything is possible. The Icahn Group believes that this board will stop at almost nothing to entrench its position at the expense of shareholders. However, we believe that even these directors will realize that their fiduciary duties dictate that they not deprive shareholders of the opportunity to receive a significant premium for their shares and therefore not enter into further inappropriate transactions which would breach the conditions of the offer. The Icahn Group has determined, in order to protect the large position it now holds, that it is necessary to gain control of Lions Gate and remove the current board. We have therefore decided to pay a large premium for control of Lions Gate and are hereby increasing the offer price to $7.50 per share. The Icahn Group intends to seek to replace Lions Gate’s board of directors with the Icahn Group’s nominees at the next annual general meeting of shareholders and will seek to hold the directors personally responsible to the maximum extent permitted under applicable law if they attempt to enter into further transactions that are dilutive or oppressive to the rights of shareholders in order to entrench their position in the interim.

The Icahn Group reserves the right to engage in discussions with third parties regarding possible future acquisitions by Lions Gate. However, there can be no assurance that these discussions will take place.

The terms and conditions of the tender offer are set forth in an Offer to Purchase, Letter of Transmittal and other related materials that have been distributed to holders of Lions Gate’s common shares and were filed with the SEC as exhibits to the Icahn Group’s amended Schedule TO and with the Canadian securities authorities on SEDAR. As of the close of business on August 30, 2010, 717,145 Lions Gate common shares had been tendered in the offer. Shareholders with questions about the tender offer may call D.F. King & Co., Inc., the Information Agent, toll-free at 800-859-8511 (banks and brokers call 212-269-5550).

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION FOR ACCEPTANCE OF THE OFFER DESCRIBED ABOVE. THE OFFER IS BEING MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT THE ICAHN GROUP HAS FILED WITH THE SEC AS EXHIBITS TO ITS AMENDED SCHEDULE TO AND WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR AND HAS DISTRIBUTED TO HOLDERS OF COMMON SHARES. HOLDERS OF COMMON SHARES SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF

TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. HOLDERS OF COMMON SHARES MAY OBTAIN A FREE COPY OF THE AMENDED TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT THE ICAHN GROUP HAS FILED (1) WITH THE SEC AT THE SEC’S WEB SITE AT WWW.SEC.GOV AND (2) WITH THE CANADIAN SECURITIES AUTHORITIES ON SEDAR AT WWW.SEDAR.COM.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE SHAREHOLDERS OF LIONS GATE ENTERTAINMENT CORP. (“LIONS GATE”) FOR USE AT THE NEXT MEETING OF SHAREHOLDERS OF LIONS GATE AT WHICH INDIVIDUALS WILL BE ELECTED TO THE BOARD OF DIRECTORS OF LIONS GATE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO SHAREHOLDERS OF LIONS GATE AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV AND ON SEDAR AT WWW.SEDAR.COM. INFORMATION RELATING TO PARTICIPANTS, OTHER THAN BRETT ICAHN, IN SUCH PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE TO FILED WITH THE SEC ON JULY 20, 2010 AND INFORMATION RELATING TO BRETT ICAHN IS CONTAINED IN THE SCHEDULE 14A FILED WITH THE SEC ON JULY 20, 2010.